Exhibit 99.1

ENERFLEX LTD. APPOINTS PREET DHINDSA AS INTERIM CHIEF FINANCIAL OFFICER

NEWS RELEASE

CALGARY, Alberta, October 10, 2023 – Enerflex Ltd. (TSX: EFX) (NYSE: EFXT) (“Enerflex” or the “Company”) today announced the appointment of Mr. Preet Dhindsa as Interim Chief Financial Officer (“CFO”), effective October 13, 2023. Enerflex has retained an executive search firm and will consider Mr. Dhindsa and other candidates as part of its process to identify the Company’s next permanent CFO.

Mr. Dhindsa is a seasoned financial leader with more than 25 years of experience, primarily in the energy and financial services sectors. He most recently served as Executive Vice President and CFO at ENMAX Corporation, a regulated utility with energy generation and retail lines of business, where he was responsible for the finance and information technology organization across operations in both Canada and the United States. He previously served as CFO and Chief Administrative Officer at AMP Energy, a solar energy developer with a global footprint. Prior to that, Mr. Dhindsa was CFO, Global Banking & Markets at Scotiabank, where he managed a global finance team and critical regulatory relationships in Canada, the United States, Europe, and Asia-Pacific. Mr. Dhindsa began his career as an accountant at KPMG and Ernst & Young. He holds a Bachelor of Science degree in Mathematics and Statistics from Western University and a Graduate Diploma in Accounting from Wilfrid Laurier University. Mr. Dhindsa is a Chartered Accountant and Chartered Director.

“Preet has the right qualifications and experience to step into the role of Interim CFO, and we are excited to welcome him to Enerflex and benefit from his expertise at this important time for our company,” said Marc Rossiter, Enerflex’s President and Chief Executive Officer. “Preet brings a proven track record of leading large, international finance organizations, including through post-merger integration activities. He brings deep knowledge of the energy industry, capital markets, and investor relations to Enerflex’s already strong finance organization. I am confident that Preet’s experience leading diverse, complex, multi-national businesses, coupled with his financial acumen and accounting expertise, will serve Enerflex well and accelerate our efforts to unlock the value of the Exterran acquisition.”

Mr. Rossiter added, “Our business remains strong, and we look forward to providing an update on our financial results with our third-quarter 2023 earnings announcement. The Board of Directors and management team remain committed to executing on our strategy to deliver strong operational and financial performance and drive value creation for shareholders. To that end, we are actively working to improve Enerflex’s overall capacity for free cash flow generation to reduce debt by capturing synergies from the Exterran acquisition and enhancing operational efficiencies. We are confident Preet’s deep experience will help accelerate the achievement of our financial and strategic objectives, allowing us to deliver on Enerflex’s full potential for the benefit of our shareholders, customers, and other stakeholders.”

The Company will provide its full financial results and details regarding its progress on its strategic priorities in connection with its third-quarter 2023 earnings announcement in early November.

ADVISORY REGARDING FORWARD-LOOKING INFORMATION

This news release contains forward-looking information within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements relate to Management’s expectations about future events, results of operations, the future performance (both financial and operational) and business prospects of Enerflex, and other matters that may occur in the future. The use of any of the words “anticipate”, “future”, “plan”, “contemplate”, “create”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “pursue”, “potential”, “objective”, “capable”, and similar expressions, are intended to identify forward-looking information. In particular, this news release includes (without limitation) forward-looking information pertaining to the Company’s expectations regarding performance in respect of certain financial and strategic objectives, including free cash flow generation and debt reduction through the capture of synergies from the Exterran acquisition and the timing associated therewith.

All forward-looking information in this news release is subject to important risks, uncertainties, and assumptions, which are difficult to predict, and which may affect Enerflex’s operations. While Enerflex believes that there is a reasonable basis for the forward-looking information included in this news release, as a result of such known and unknown risks, uncertainties, and other factors, actual results, performance, or achievements could differ and such differences could be material from those expressed in, or implied by, these statements. The forward-looking information included in this news release should not be unduly relied upon as a number of factors could cause actual results to differ materially from the results discussed in these forward-looking statements. The forward-looking information included in this news release is made as of the date of this news release and is based only on the information available to the Company at such time. Other than as required by law, Enerflex disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events, or otherwise. This news release and its contents should not be construed, under any circumstances, as investment, tax, or legal advice.

ABOUT ENERFLEX

Transforming Energy for a Sustainable Future. Enerflex is a premier integrated global provider of energy infrastructure and energy transition solutions, delivering natural gas processing, compression, power generation, refrigeration, cryogenic, and produced water solutions.

Headquartered in Calgary, Alberta, Canada, Enerflex, its subsidiaries, and interests in associates and joint ventures, operate in over 90 locations in: Canada, the United States, Argentina, Bolivia, Brazil, Colombia, Ecuador, Mexico, Peru, the United Kingdom, the Netherlands, the United Arab Emirates, Bahrain, Oman, Egypt, Kuwait, India, Iraq, Nigeria, Pakistan, Saudi Arabia, Australia, Indonesia, and Thailand.

Enerflex’s common shares trade on the Toronto Stock Exchange under the symbol “EFX” and on the New York Stock Exchange under the symbol “EFXT”. For more information about Enerflex, visit www.enerflex.com.

For investor and media enquiries, contact:

Marc Rossiter

President and Chief Executive Officer

E-mail: MRossiter@enerflex.com

Martha Wilmot

Investor Relations

E-mail: MWilmot@enerflex.com

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